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(202) 274-2028	vcangelosi@luselaw.com

May 3, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Texas Community Bancshares, Inc.
Registration Statement on Form S-1
Filed March 9, 2021
File No. 333-254053

To Whom It May Concern:

On behalf of Texas Community Bancshares, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the comment letter dated April 2, 2021. The comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2021, beginning on page 34 of the Prospectus.

Form S-1 filed March 9, 2021

Business Strategy, page 3

1.            Please clarify here and throughout the document that the $143.5 million one- to four-family residential mortgage loans originated as of December 31, 2020 is inclusive of the $54.3 million in loans originated in the Dallas metroplex as of December 31, 2020.

The disclosures on pages 3 and 54 of the prospectus have been revised accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2021

Emerging Growth Company Status, page 15

2.            We note your disclosures on pages 15 and 50 that you do not intend to take advantage of the provision for emerging growth companies that allows an extended transition period for adoption of new or revised accounting pronouncements. As such, please indicate by check mark on the cover page of your registration statement your election not to use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act, as required by Form S-1, or review your other disclosures.

The appropriate box has been check-marked on the cover page of the Amended Registration Statement.

* * *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Mark Brunhofer, SEC

Bonnie Baynes, SEC

Eric Envall, SEC

Sandra Hunter Berkheimer, SEC

James H. Herlocker, III, Chairman, President and Chief Executive Officer

Kip A. Weissman, Esq.